Monthly Report - September, 2012
			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					      Current Month   Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $   5,895,599    (10,237,178)
Change in unrealized gain (loss) on open     (17,479,447)   (20,750,165)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              0        (49,638)
      obligations
   Change in unrealized gain (loss) from U.S.    120,458         27,842
      Treasury obligations
Interest Income 			          49,922        656,065
Foreign exchange gain (loss) on margin deposits  (23,423)       158,285
				              ------------   -----------
Total: Income 				      (11,436,891)   (30,194,789)

Expenses:
   Brokerage commissions 		        2,765,202     30,215,222
   Management fee 			           53,163        483,079
   20.0% New Trading Profit Share 	                0              0
   Custody fees 		                   27,617        100,915
   Administrative expense 	       	          160,211      1,529,936
					     ------------  -----------
Total: Expenses 		                3,006,193     32,329,152

Net Income(Loss) - September, 2012            (14,443,084)   (62,523,941)

		STATEMENT OF CHANGES IN NET ASSET VALUE

			                 Managing     Unit
				          Owner      Holders	      Total
Net Asset Value (496,724.503   $    9,389,906    537,442,807    546,832,713
units) at August 31, 2012
Addition of 		 	            0      1,552,619      1,552,619
1,346.047 units on September 1, 2012
Redemption of (14,447.678) units	    0    (15,515,749)   (15,515,749)
 on  September 30, 2012*
Net Income (Loss)-September, 2012 $  (201,416)   (14,241,668)   (14,443,084)
         			     ----------  -------------    ----------

Net Asset Value at September 30, 2012
(483,761.728 units inclusive
of 138.856 additional units) 	$   9,188,490      509,238,009    518,426,499
				  =============  ============= ==============

		GLOBAL MACRO TRUST SEPTEMBER 2012 UPDATE

           September   Year to Date     Net Asset 		      Net Asset
Series	      ROR	   ROR	       Value per Unit	  Units        Value
--------- ----------   ------------   --------------  -----------  -------------
Series 1    (2.68)% 	 (9.40)%     $    1,064.56   456,768.818  $   486,256,817
Series 2    (2.33)% 	 (6.33)%     $    1,182.08	 242.952  $       287,189
Series 3    (2.31)% 	 (6.15)%     $    1,189.15    25,451.722  $    30,265,887
Series 4    (2.15)% 	 (4.73)%     $    1,245.23     1,298.236  $     1,616,606

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust Phone



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			October 8, 2012

Dear Investor:

September saw the major central banks again attempt to combat economic weakness and high unemployment by aggressive easing of monetary policy. On September 8, the European Central Bank announced a plan (vigorously opposed by the Bundesbank) to purchase unlimited amounts of government bonds of Spain and other weak euro members, if these countries would first request assistance from Europe's bailout funds. On September 13, the Federal Reserve announced another round of quantitative easing (QE3), in an effort to counter high U.S. unemployment. This was followed by the Bank of Japan increasing the size and duration of its asset purchases. These moves benefited equity markets initially but resulted in a run-up in interest rates on government debt. Rates later moved back down, but the market action suggests that market participants may be concluding that the ongoing deluge of monetary stimulus may be ineffective and eventually inflationary. While positive for the month, stock markets faltered late in September on weak economic data (e.g., the Chicago Purchasing Managers Index fell to 49.7 from 53, and 2nd quarter GDP growth fell from 1.7% to 1.3%) and renewed concern over Spain. All in all, world markets enter the fourth quarter confronted with considerable uncertainty.

The U.S. and ECB central bank activity had the effect of strengthening the euro versus the dollar and other currencies and weakening demand for government debt of the safe haven countries. Short positions in the euro versus the dollar and the currencies of Australia, South Africa, Turkey, Czech Republic and Norway were unprofitable. Partially affecting the euro trading losses were profits on long positions versus the dollar in the currencies of Korea, Singapore, Chile, Colombia, New Zealand and Turkey. Also unprofitable were long positions in German, U.S., and British note and bond futures. Long positions in Japanese, Australian and Italian note and bond positions and a long position in Eurodollar futures were profitable.

Stock index futures generated a small gain in September, mainly due to long positions in U.S. indices and short positions in the VIX, the so-called "fear index," which continued to show a decrease in expected stock market volatility. A short position in the Chinese H-Shares index was unprofitable.

September was a difficult month for commodity trading. The uptick in investor confidence triggered by the monetary easing reversed the bear market in energy and industrial metals, and the rally in agricultural prices, which had been supported by drought and supply concerns, reversed. Small losses were sustained on short positions in Brent and WTI crude, heating oil, gas oil, and natural gas. Short positions in aluminum, zinc, nickel, and copper were unprofitable, offset in part by profits on long positions in gold and silver. In the agricultural sector, losses were sustained on long positions in soybeans, soybean meal and oil, corn and cocoa. Losses also resulted from short positions in arabica coffee.



   					Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman